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                             May 18, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: Cleantech
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 27,
2022
                                                            File No. 333-262431

       Dear Mr. Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. We note your response to prior comment 29. Given that your planned Robotics as a
                                                        Service (RaaS) model is
not yet offered and you do not plan to launch it until late 2022, please revise
throughout this filing to clearly disclose everywhere you discuss the RaaS model that this is a
planned, future service to be offered and that it is not currently available. For example,
on pages 21 and 22 where you discuss your various products you state they are
currently offered under the RaaS model. If true, revise to clarify that you intend these to be
offered under the RaaS model when available.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
May        NameCleanTech Acquisition Corp.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
Q: Do any of CLAQ's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 11

2. We note your response to prior comment 5. Advise if the amounts you disclose include the Private Warrants held by your Co-Sponsors, which you note have a market value of
         $4.02 million. Clarify that your disclosure of the "aggregate" amount contingent upon closing the Business Combination includes the current value of securities held (including any warrants), loans extended, fees due and out-of-pocket expenses for which the Co-
         Sponsors and their affiliates are awaiting reimbursement. Revise or advise, as appropriate.
3. We note your response to prior comment 6. Disclose, in the aggregate, the fees payable to
         Chardan Capital Markets, LLC that are contingent upon completion of the business combination, including any loans extended, fees due and out-of-pocket expenses.
Summary of the Proxy Statement/Prospectus
Services and Revenue, page 23

4. We note the table on page 24 includes projected 2021 revenue that does not agree with your actual historical 2021 revenue. Please revise to disclose the actual revenue amounts for fiscal 2021. Also, revise to disclose the amount of estimated RaaS model revenue included in your 2024 estimated service revenue.
5. Advise whether Nauticus' projected revenues disclosed on page 24 are subject to the same qualifications and assumptions that apply to its revenue projections on page 107 and, if so, make the appropriate revisions in your disclosure. Further, tell us whether the added projections were prepared as part of the projected financial information that Nauticus provided to CLAQ prior to its approval of the Business Combination.
6. We note your response to prior comment 7. To help investors better understand your
         RaaS model, please provide a definition in your summary that is consistent with your disclosures. For example, on page 108 you state that "One such example is the Nauticus
         RaaS model which bills out at a rate of $40,000 per day and covers all costs associated with that operation," but do not appear to refer to this figure elsewhere. Advise if the
         $40,000 per day fee is the same for access to the Aquanaut, Argonaut, Hydronaut and your other robotics and whether it includes access to your ToolKITT. When you introduce your RaaS model on page 21, clarify what you anticipate the service will offer, including the costs the RaaS model is expected to cover for a subscriber and whether Nauticus will be responsible for maintenance and servicing of the units, either directly or by coordinating with third-party servicers and other providers.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
May        NameCleanTech Acquisition Corp.
     18, 2022
May 18,
Page 3 2022 Page 3
FirstName LastName
Securities Purchase Agreement, page 28

7. We note you have filed a letter agreement as Exhibit 10.14.1 that appears to indicate that
         ATW's subscription to the Debentures in the aggregate principal amount of $37,959,184 is dependent on the investment of $5,000,000 by Material Impact Fund II, L.P. and the
         consummation of a secured convertible term loan with Nauticus. Advise or revise your disclosure.
Ownership of the Post-Business Combination Company After the Closing, page 31

8. We note your response to prior comment 9 and your revised disclosure on page 33. Please provide additional disclosure about the purpose for seeking these financial advisory services. In that regard, we note your disclosure that CLAQ is seeking advisory services from Roth for assistance with "defining objectives" and "potential equity offerings" after
         CLAQ has already selected a target company and negotiated the merger transaction, the
         CLAQ board approved the transaction, and you entered PIPE equity financing subscription agreements on or about December 14, 2021. Further, confirm that Nauticus is to pay Lake Street after the Business Combination for assistance Lake Street will be provide to evaluate CLAQ's capital raising strategies and investor relations, among other things. Clarify whether you contemplate these services are to assist the combined company after the Business Combination, and, if so, revise so that you clearly refer to the combined, post-Business Combination entity.
9. Further, we note your assertion in response to comment 9 that the agreements with Roth and Lake Street are not required to be filed under Item 601(b)(10) of Regulation S-K because they only require a contingent cash payment at closing and the parties have no ongoing obligations post-closing. Given that these agreements appear to be material, were not made in the ordinary course of business, and are to be performed in part at or after the filing of the registration statement, please file the letter agreements as exhibits to the registration statement. Alternatively, provide us with a detailed analysis of why such agreements are not material.
If CLAQ's due diligence investigation of Nauticus was inadequate..., page 70

10. We note your response to prior comment 2. Clarify if CLAQ's management identified any
         "relevant Nauticus information not considered by CLAQ   s management"
and disclose any
         material information that was identified. We further note that the CLAQ Board engaged the fairness opinion provider after approving the merger. Specify when and why "the
         CLAQ Board considered that CLAQ may not have properly valued
Nauticus."
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
May        NameCleanTech Acquisition Corp.
     18, 2022
May 18,
Page 4 2022 Page 4
FirstName LastName
Risk Factors
CLAQ and Nauticus have incurred and expect to incur significant costs associated with the
Business Combination..., page 74

11. Please revise to reflect the current estimated business combination related expenses for both CLAQ and Nauticus so that they agree with the amounts disclosed in pro forma adjustment (C) on page 182.
Certain Nauticus' Projected Financial Information, page 107

12. We note your response to prior comment 7 and your revisions on page 108 of your disclosure. Advise how the purchase orders that are not "precisely" through your RaaS model have attributes of your RaaS model. In your example of the 18-month lease arrangement, clarify whether you provide the labor costs associated with the operation of the Aquanaut or whether this is provided by a third-party. Customers, page 158

13. We note your response to prior comment 16. Explain further the particular customer
         base    to which the Collaboration Agreement provides Nauticus access.
For example,
         clarify, if true, that the agreement provides the company greater access to contracts with
         U.S. government agencies or other opportunities. We also note that a copy of the
         Collaboration Agreement was not filed as an exhibit to your registration statement. As previously requested, file a copy of this agreement or tell us why this is not required.
         Provide a legal analysis that addresses Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nauticus
Overview, page 162

14. We note that certain of your disclosure in the Overview section of Management's
         Discussion and Analysis is a repetition of information included in your Business discussion. Please revise your Overview section to provide a more tailored and streamlined discussion that identifies the most important themes, or other significant matters with which management is concerned, in evaluating the company's financial condition and operating results for the reported periods included in your financial statements. Also, to the extent that there are any material events or known uncertainties that are reasonably likely to cause reported financial information not to be indicative of future operating results or financial condition, please discuss here. For example, we note you are focused on commercializing your products and services and shifting to a
         RaaS model in the near future. Refer to Item 303(a) of Regulation S-K. Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
May        NameCleanTech Acquisition Corp.
     18, 2022
May 18,
Page 5 2022 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined and Consolidated Financial Information Description of the Business Combination, page 176

15. We note your revised disclosure and response to prior comment 18. We also note your risk factor disclosure on page 67 regarding the need to hire a CFO with public company experience in order to satisfy the Debt Financing agreement conditions, and that failure to do so would compromise your ability to meet the minimum cash requirement of $50 million to close the Business Combination unless that condition is waived. Please revise here to disclose this fact, specifically addressing which party(s) has the ability to waive the minimum cash requirement and the potential likelihood of such a waiver being granted. Also, address here what will happen if the minimum cash requirement condition is not met for any reason, and you are unable to obtain a waiver of this condition.
Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial
Information, page 181

16. We note your response to prior comment 19 and your revised disclosures in pro forma adjustment (C). Please explain further how you determined that the $6.0 million payable pursuant to the Business Combination Marketing Agreement with Chardan qualify for equity classification. In this regard, we note that such costs include fees paid for holding stockholder meetings to discuss the potential business combination and the target business's attributes and assisting CLAQ in obtaining stockholder approval for the merger. As such, it is unclear how you determined that such costs are not transaction costs to the merger. Refer to SAB Topic 5.A.
Related Party Loans, page 224

17. We note your written response to prior comment 23 indicating that you have "revised the disclosure on page 225 to disclose its [Chardan Capital Markets, LLC's] outstanding borrowings." However, no changes were made to page 225. Advise if there are outstanding borrowings to disclose and, if so, revise your disclosure accordingly.
CleanTech Acquisition Corp. Notes to Consolidated Financial Statements
Note 1. Description of Organization and Business Operations, page F-7

18. We note your revised disclosures and response to prior comment 1. Please further revise here on pages F-10 and F-12 to disclose the exercise price of the associated warrants.
         Additionally, in your disclosure on page F-12 you state that the debentures and warrants will equal 100% of the amount of the debentures, while elsewhere in the filing you state they will equal 120% of the amount of the debentures. Please revise or advise. Similar revisions should also be made to your disclosure on page 177, as appropriate.
 Eli Spiro
FirstName
CleanTech LastNameEli   Spiro
           Acquisition Corp.
Comapany
May        NameCleanTech Acquisition Corp.
     18, 2022
May 18,
Page 6 2022 Page 6
FirstName LastName
Note 11. Subsequent Events, page F-27

19. We note your revised disclosures and response to prior comment 26. Please tell us whether your discussion of the February 28, 2022 agreement with B Capital Markets
         Advisor is the same as the Lake Street Capital Markets agreement discussed on page F-47.
         If so, revise here to clarify that while CLAQ contracted for the advisory services, the non-
         refundable retainer will be paid by Nauticus.
Nauticus Robotics, Inc. Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-35

20. We note your revised disclosures in response to prior comment 31 where you provide a breakdown of remaining performance obligations included in contract liabilities. Please tell us whether you have any additional remaining performance obligations not currently included on your balance sheet. If so, revise to disclose or explain further why you believe such disclosure is not necessary. Refer to ASC 606-10-50-13.
21. We note your revised disclosures and response to prior comment 32. Please tell us where the underlying leased asset (e.g., the Aquanaut) is reflected on your balance sheet and the current carrying value of this asset. Additionally, please provide us with your analysis that supports your conclusion that this arrangement qualifies as an operating lease under
         ASC 842. In your response, specifically address your consideration of each of the conditions in ASC 842-10-25-2 and 25-3 regarding sales-type and direct-financing leases.
         Finally, ensure you have disclosed all the information required by ASC 842-30-50, as applicable, for the appropriate type of lease agreement.
Exhibits

22. We note that you have redacted information from portions of exhibits 10.20, 10.21, 10.22,
         10.23, and 10.24. Revise to indicate that this information has been redacted according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K. Mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. Further, revise your proxy statement/prospectus to clearly describe the material terms of each contract, including the term and termination provision, and each contract's date of execution and counterparties, to the extent not already disclosed.
23. We refer to prior comment 37 from our comment letter dated March 1, 2022. We further note your disclosure on page 159 in the section "Material Contracts" stating that "Nauticus has derived significant revenue from its U.S. Department of Defense related contracts and customers" and that the "contracts mentioned herein are included as Exhibits 10.20, 10.21,
         10.22, and 10.23 to this prospectus." Revise and file the appropriate exhibit(s) or advise
 Eli Spiro
CleanTech Acquisition Corp.
May 18, 2022
Page 7
      as to which exhibit details your arrangement with your significant customer (which accounted for 89% of Nauticus' total revenue in 2021 according to your risk factor disclosure on page 43).
24. We note your disclosure that Nauticus signed an agreement with Kongsberg Maritime AS for two Launch and Recovery Systems. Advise how Nauticus will use these systems and file a copy of this agreement or advise why this is not required. In general, update your proxy statement/prospectus to reflect any updated business plans and the status of any publicly announced new product or service. In that regard, we refer to Nauticus' recently announced strategic relationship with Wood PLC and intention to launch a "robotic navy"
      of 20 Hydronaut-Aquanaut "tandem pairs" by the end of 2024 together with your plan for regional operation centers in the Gulf of Mexico, Norway, the United Kingdom, and
      Brazil. Refer to Item 101(h)(4) of Regulation S-K.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameEli Spiro
                                                          Division of
Corporation Finance
Comapany NameCleanTech Acquisition Corp.
                                                          Office of Technology
May 18, 2022 Page 7
cc:       Giovanni Caruso
FirstName LastName